 1-A LIVE 0001743305 XXXXXXXX true false Seed Equity Properties LLC CO 2017 0001743305 6798 82-5496781 0 0 1660 S. Albion St. Suite 321 Denver CO 80222 3039416001 N Nora Nye Other 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 28602.50 0.00 -28602.50 -286.02 -286.02 N Nora Nye Class A Units 100 N/A N/A 0 0 true true false Tier2 Audited Equity (common or preferred stock) Y N N N N N 5000000 0 10.0000 0.00 0.00 0.00 50000000.00 50000000.00 Kaplan & Associates 50000.00 true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false Seed Equity Properties, LLC Class A Units 100 0 $125,000 Budding Equity Management, Inc. has purchased 100 Class A Units for a purchase price of $95,000 in a private offering. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof.